Global Matrechs, Inc.
90 Grove Street, Ste 201
Ridgefield, CT 06877
(203) 431-6665

Mr. Kyle Moffatt
Ms. Kathryn Jacobsen
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

May 12, 2006

Re:  Form 8-K Filed May 4, 2006, File No. 0-29204

Dear Mr. Moffatt:

This letter is in reply to the comment letter dated May 5, 2006 (the “Comment Letter”) sent to Mr. Michael Sheppard, President and Acting Chief Financial Officer of Global Matrechs, Inc. (the “Company”) regarding the Company’s current report on Form 8-K filed on May 4, 2006 relating to a change in the Company’s certifying accountant. Our responses to the comments provided in the Comment Letter are set forth below. Each response follows the corresponding numbered comment contained in the Comment Letter.

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1.
We note from your filing that neither your new auditor, Mantyla McReynolds LLC, from Salt Lake City, Utah nor your former auditor Sherb & Company LLP from Boca Raton, Florida is located within close proximity to your area of operation. please tell us how you concluded that it is appropriate to have an audit report issued by an out-of-state auditor licensed outside of Ridgefield, Connecticut where you are currently located.

Sherb & Co., LLP

Prior to its dismissal, Sherb & Co., LLP had served as the Company’s independent auditor for several years. Through the issuance of its report dated May 10, 2005, Sherb & Co., LLP had serviced the Company’s account out of its New York, New York office. The audit of the Company’s financial statements for the year ended December 31, 2005 was performed out of the Boca Raton office as a result of the relocation of the partner at Sherb & Co., LLP in charge of the Company’s account.

Sherb & Co., LLP never raised the concern, and we had no other reason to believe, that the change in the geographic location of office out of which the Company’s account was serviced adversely affected the quality of their audit. As was the case in Sherb & Co., LLP’s audits of our financial statements in prior years, they conducted on-site fieldwork as they deemed necessary, and when not physically present, we were able to provide in a timely manner any materials or information they requested through the use of electronic media or conventional correspondence. Accordingly, we concluded that it was appropriate for Sherb & Co., LLP, to continue as our independent auditor despite its servicing of our account out of its Boca Raton, Florida, office.

Appointment of Mantyla McReynolds LLC

We took into account a number of factors in the process of evaluating candidates in our search for a new certifying accountant. Although proximity to the physical location of our principal place of business was one such factor, we determined that the most important consideration was each firm’s degree of expertise in conducting audits of small public companies--in particular, those with complex capital structures such as our own. Our Board of

Directors ultimately concluded that it was not only appropriate but advisable to retain Mantyla McReynolds LLC, despite the geographic location of their offices, for the reasons set forth below.

First, as described above, our prior auditor, Sherb & Company, LLP, which serviced our account out of its Boca Raton, Florida, office in connection with its audit of our 2005 financial statements, never raised the concern that the timeliness or quality of our responses to their requests was adversely affected by their physical location. Our experience in addressing Sherb & Co., LLP’s inquiries and other requests in connection with the 2005 audit had been positive, and gave us no cause for concern that the location of a firm out-of-state would negatively effect the timeliness or quality of an audit. Mantyla McReynolds LLC is licensed in the State of Connecticut as a Certified Public Accountant.

Second, the Company has historically had limited operations, but has a complex capital structure involving derivative instruments that necessitate the application of advanced accounting concepts such as those described in SFAS 150 and EITF 00-19. Accordingly, while we believe that on-site inspection constitutes an important part of any audit, it represents a proportionally smaller amount of the total work required to ensure that our financial statements fairly present our financial position than would be the case in a company with a simpler capital structure and significant operations.  Mantyla McReynolds LLC came highly recommended to us as a firm with specific expertise in auditing companies such as ours. Because of the unique challenges our capital structure presents, we gave these recommendations considerable weight.

Finally, we believe that Mantyla McReynolds LLC is sufficiently experienced to make an informed judgment regarding the extent of on-site work required for them to be able to issue their report and to conduct and audit in conformance with PCAOB and SEC guidelines. We expect that there will be little to no difference in the conduct of their audit than would be the case were their offices located in closer proximity to the Company’s, and that any such difference will not adversely affect the quality of the audit.

2.	Supplementally confirm to us that the Boca Raton office of Sherb & Company LLP was registered with the PCAOB.

We have been advised by Sherb & Co., LLP that it is, and was, registered with the PCAOB, and that such registration includes the Boca Raton office.

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Please contact me at (203) 431-6665 if you have any questions or need any additional information in connection with this letter or your review of our filings.

Global Matrechs, Inc.

/s/ Michael Sheppard____________
Michael Sheppard
President, Chief Executive Officer,
Chief Operating Officer and Acting
Chief Financial Officer